Exhibit (a)(1)

18191 Von Karman Avenue Suite 300 Irvine, CA 92612 (949) 270-9200

July 15, 2014
Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Griffin-American Healthcare REIT II, Inc. (the “Company”) to notify you about an unsolicited tender offer being made for your shares of the Company's common stock by a third party in what we believe is an opportunistic attempt to purchase your shares at a low share price.

CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (together, “CMG”) have made an unsolicited tender offer to all of our stockholders (the “CMG Offer”). You may have already received CMG’s offer materials and may also have seen information on a Schedule TO filed by CMG with the Securities and Exchange Commission (the “SEC”) on June 30, 2014. CMG is offering to purchase up to an aggregate of 3,000,000 shares of the Company’s common stock at a price of $10.00 per share (the “Shares”).

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the CMG Offer. As a result, the Board: (1) consulted with members of the Company’s management, Griffin-American Healthcare REIT Advisor, LLC, the Company’s advisor, Griffin-American Healthcare REIT Sub-Advisor, LLC, the Company’s sub-advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the CMG Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; and (5) took into account the fact that CMG is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.
The following are the material factors considered by the Board in evaluating the CMG Offer:

(i)
The Board believes that the CMG Offer represents an opportunistic attempt by CMG to purchase the Shares at a low share price and make a profit and, as a result, deprive any Company stockholders who tender their shares of the Company's common stock of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board notes that because the Company is a non-exchange traded REIT that has suspended its share repurchase plan which previously provided liquidity to certain stockholders of the Company, there is a limited market for the Company's common stock, and there can be no certainty regarding the long-term value of the Company's common stock because the value is dependent on a number of factors including: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; changes in interest and foreign currency exchange rates; competition in the real estate industry; the supply and demand for operating properties in the Company’s proposed market areas; the availability of properties to acquire; and the availability of capital and debt financing.

(ii)
As was previously publicly announced, the Board has formed a special committee (the “Special Committee”) consisting of its independent directors to consider and evaluate the Company’s strategic alternatives in conjunction with the Special Committee’s financial and legal advisors, as reported in a Current Report on Form 8-K filed by the Company on March 31, 2014. However, the Board notes that as of the date of this letter, the Company has not announced any potential strategic transaction and the CMG Offer is not a result of the Special Committee’s evaluation of the Company’s strategic alternatives; rather, the Board believes that the CMG Offer is an attempt to confuse the Company’s stockholders amidst the public speculation that the Company may in the future announce a strategic transaction. Any transaction that may be announced in the future may not be consummated or may not result in a price per share higher than the $10.00 per share price in the CMG Offer.

(iii)
CMG states that the CMG Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders. To that end, CMG states that it arrived at the CMG Offer price by “applying a liquidity discount to the REIT’s potential liquidation value.” The CMG Offer price of $10.00 per share also is less than the $10.22 per share offering price in the Company’s most recent public offering of its common stock. Therefore, CMG acknowledges that the offer price was established based on CMG’s objectives and not based on what is in the best financial interest of you and the other Company stockholders.

(iv)	CMG acknowledges that CMG has not made an independent appraisal of the Shares or the Company’s properties, and that CMG is not qualified to appraise real estate.

(v)
CMG has engaged a depositary for the CMG Offer that is one of the purchasers, CMG Partners, LLC. As a result, there is no independent third party holding funds for CMG for payment of the CMG Offer price that can independently verify that such funds are available for payment, and CMG may have access to the Shares tendered by stockholders before all conditions to the CMG Offer have been satisfied and tendering holders have been paid.

(vi)
There is no guarantee that the CMG Offer can or will be completed as soon as CMG contemplates in its offer. The CMG Offer does not initially expire until August 14, 2014 and this date may be extended by CMG, subject to compliance with applicable securities laws, in its sole discretion.

(vii)
CMG expressly reserves the right to amend the terms of the CMG Offer, including by decreasing the $10.00 per share offer price or by changing the number of shares being sought or the type of consideration, at any time before the CMG Offer expires.

In summary, we believe the CMG Offer represents an attempt by CMG to catch current stockholders of the Company off-guard and acquire the Shares at a low price in order to make a profit and, as a result, deprive the stockholders that tender their shares of the Company's common stock of the potential long-term value of the Shares. As stated by CMG in the CMG Offer, stockholders who tender their shares of the Company's common stock “will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the REIT from property operations or dispositions.” The Company currently pays distributions at an annualized distribution rate of 6.65%, assuming a purchase price of $10.22 per share. Stockholders who tender their shares pursuant to the CMG Offer would thus give up their rights to any distributions after the expiration of the CMG Offer as well as their rights to receive any proceeds from the strategic alternatives that may be considered by the Special Committee, and as stated in the CMG Offer, “a liquidation of the company’s assets, a merger, or a listing of its shares, if completed, would likely result in a higher price than [the CMG] offer.”
In light of the foregoing factors, the Board expresses no opinion and remains neutral regarding whether the Company’s stockholders should accept or reject the CMG Offer. Each stockholder must independently evaluate whether to tender its shares of the Company's common stock to CMG pursuant to the CMG Offer. Enclosed is a copy of a Solicitation/Recommendation Statement on Schedule 14D-9, which we filed with the SEC on July 15, 2014 (the “Schedule 14D-9”) in response to the CMG Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision.
The Board understands that you must make your own independent decision whether to tender or refrain from tendering your shares of the Company's common stock. We strongly urge you to carefully consider all aspects of the CMG Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the CMG Offer documents sent to you by CMG, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Schedule 14D-9 that the Company filed with the SEC on July 15, 2014, and consult with your own financial, tax and other advisors in evaluating the CMG Offer before deciding whether to tender your shares of the Company's common stock.
PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.
To accept the CMG Offer, follow the instructions in the CMG Offer materials. To reject the CMG Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your shares pursuant to the CMG Offer, you may withdraw your acceptance of the CMG Offer by notifying CMG at any time prior to the termination of the CMG Offer.
Should you have any questions or need further information about your options, please feel free to contact Griffin-American Healthcare REIT II, Inc., 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, Attention: Investor Services (telephone number: (888) 926-2688).

Sincerely,
/s/ Jeffrey T. Hanson
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this letter other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements.The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. There can be no certainty regarding the results of any consideration and evaluation of the Company’s strategic alternatives by the Special Committee. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are not limited to: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; changes in interest and foreign currency exchange rates; competition in the real estate industry; the supply and demand for operating properties in the Company’s proposed market areas; changes in accounting principles generally accepted in the United States of America, policies and guidelines applicable to real estate investment trusts; the availability of properties to acquire; the Company’s ability to acquire properties pursuant to its investment strategy; the availability of capital and debt financing; and the Company’s ongoing relationship with its co-sponsors and their affiliates.